DESCRIPTION OF CAPITAL STOCK

The following statements contain, in summary form, certain information relating to the capital stock of the Company. They do not purport to be complete, and are qualified in their entirety by reference to the provisions of the Company's Second Restatement of the Restated and Amended Articles of Incorporation, as amended (the "Restated Articles") incorporated herein by this reference.

The authorized capital stock of the Company consists of 120,000,000 shares of Common Stock, no par value (the “Common Stock”), and 1,000,000 shares of Preferred Stock, no par value (the "Preferred Stock") of which 250,000 shares have been designated as Series A Serial Preferred Stock. No shares of Preferred Stock have been issued. The Company’s Restated Articles do not authorize any other classes of capital stock.

The Common Stock is the only class of capital stock of the Company registered under the Securities Exchange Act of 1934 as amended and it is registered under Section 12(b) thereof.

COMMON STOCK

All issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid, and non-assessable. Holders of Common Stock have one vote for each share held and are not entitled to cumulate their votes for the election of directors.

Common Stock is not subject to redemption by its terms although Common Stock may be repurchased by the Company at its discretion. The holders of shares of Common Stock do not have preemptive rights. Holders of shares of Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to holders of Common Stock in the event of liquidation, dissolution, or winding up of the Company. The holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors of the Company.

PREFERRED STOCK

The Board of Directors is empowered by the Restated Articles to issue, from time to time, one or more series of authorized Preferred Stock without shareholder approval. The authorized but unissued shares of Preferred Stock may be issued in series having such designations, preferences or rights, and having the qualifications, limitations or restrictions thereon, as may be fixed and determined by resolution of the Company's Board of Directors. Therefore, shares of series of Preferred Stock could have rights that would cause such shares to be superior to the Common Stock with respect to such matters as voting, dividends and liquidation.

As noted above, the Restated Articles authorize a series of Preferred Stock designated Series A Serial Preferred Stock comprised of 250,000 shares. The Board created the Series A Serial Preferred Stock in April 2010 in connection with a Shareholder Rights Plan (the “Rights Plan”) that it adopted at the same time. The Series A Serial Preferred Stock was created having the specific designations, preferences and rights and having the specific qualifications, limitations and restrictions necessary to implement the Rights Plan. The Shareholder Rights Plan expired in April 2011 without any shares of Series A Preferred Stock having been issued. The 250,000 Series A Serial Preferred Stock remains authorized under the Restated Articles.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company, N.A. 250 Royall Street Canton, MA 02021 is the Registrar and Transfer Agent for the Common Stock of the Company.

CERTAIN PROVISIONS OF THE IOWA CODE, OUR ARTICLES OF INCORPORATION AND BYLAWS

Certain provisions of the Iowa Business Corporations Act (the “Act”), our Restated Articles and the Eighth Amended and Restated Bylaws (the “Bylaws”) summarized in the following paragraphs may have an anti-takeover effect. This summary is qualified in its entirety by reference to the Restated Articles, and the Bylaws incorporated herein by this reference.

Any proposal which a shareholder intends to submit for inclusion in the Company’s proxy statement and proxy card pursuant to Rule 14a-8 of the Exchange Act must be received by the Company not less than 120 calendar days before the date the Company’s proxy statement was released to shareholders in connection with the previous year’s annual meeting (unless the date of the annual meeting is changed by more than 30 days from the first anniversary of the prior year’s annual meeting, in which case the proposal must be received a reasonable time before the Company begins to print and send its proxy materials for the upcoming annual meeting).

For a shareholder intending to include a director nominee in the Company’s proxy materials pursuant to Article III, Section 4 of the Bylaws (i.e., proxy access), the Company must receive the shareholder’s nomination, with all required information, not less than 120 days nor more than 150 before the date of the Company’s proxy statement released to shareholders in connection with the previous year’s annual meeting (unless the date of the annual meeting is more than 30 days before or more than 60 days after the first anniversary of the prior year’s annual meeting, such nomination and required documentation must be delivered not less than 120 days nor more than 150 days or not later than the 10th day following the day on which public announcement of the date of the annual meeting is first made).

In addition, a shareholder may propose business to be conducted at an annual meeting, other than a proposal included in the Company’s proxy statement, or may submit nominations for directors under the Company’s advance notice requirements as set forth in Articles II and III of the Bylaws, respectively. Under the Bylaws, a shareholder must deliver written notice to the Corporate Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting (unless the date of the annual meeting is more than 30 days before or more than 60 days after the first anniversary of the prior year’s annual meeting, written notice must be received not less than 90 days nor more than 120 days prior to the date of the annual meeting or, if the first public announcement of the date of such advanced or delayed annual meeting is less than 100 days prior to the date of such annual meeting, not later than the 10th day following the day on which public announcement of the date of the annual meeting is first made). For other business to be brought before the meeting, such notice must contain certain information as set forth in Article II of the Bylaws. For director nominations, such notice must contain certain information as set forth in Article III of the Bylaws.

In addition, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than Company nominees must deliver written notice not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting that sets forth the information required by Rule 14a-19(b) under the Exchange Act and comply with the advance notice requirements as set forth in the Bylaws and as described above.

We are subject to Iowa Code section 490.1110 (“Section 490.1110”). In general, Section 490.1110 prohibits a publicly held Iowa corporation from engaging in various “business combination” transactions with any interested shareholder for a period of three years following the date of the transactions in which the person became an interested shareholder, unless: (i) the transaction is approved by the board of directors prior to the date the shareholder became and interested shareholder; (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder.